UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69221

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sepulveda Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11000 Santa Monica Blvd, Ste 2000
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

725 S. Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Douglas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sepulveda Distributors, LLC _____, as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE NOTARY
ATTACHMENT
_____ **INT** _____

Notary Public



Signature: _____

Title: _____
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside }

On March 17 ,2022 , before me, Julio Ramirez, a Notary Public,

personally appeared  Paul Douglas

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of State of California that the foregoing paragraph is true and correct.

JULIO RAMIREZ
COMM. #2316144
Notary Public · California
Riverside County
My Comm. Expires Jan. 2, 2024

PLACE NOTARY SEAL ABOVE

WITNESS my hand and official seal.

SIGNATURE

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of attached document

Title or type of document: Form X-17A-5

Document Date:_____ Number of Pages:_____

Signer(s) Other than Named Above:_____

SEPULVEDA DISTRIBUTORS, LLC

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

SEPULVEDA DISTRIBUTORS, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Supplementary Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	10



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Member of Sepulveda Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sepulveda Distributors, LLC (the Company) as of December 31, 2021, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 17, 2022

SEPULVEDA DISTRIBUTORS, LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	139,997
Prepaid expenses		55,694
Total assets	$	195,691

Liabilities

Accrued expenses	$	52,725
Total liabilities		52,725

Member's Capital

Member's capital	142,966
Total member's capital	142,966

Total liabilities and member's capital	$	195,691

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Operations
For the year ended December 31, 2021

Revenues		
Placement fees from Member	$	14,349,935
Total revenues		14,349,935
Expenses		
Allocated Commissions from Member		14,349,935
Audit and tax services		39,250
Regulatory fees		113,881
Taxes		3,300
Total expenses		14,506,366
Net loss	$	(156,431)

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2021

Member's capital as of January 1, 2021	$	159,503
Capital contributions		65,085
Deemed capital contributions		74,809
Net loss		(156,431)
Member's capital as of December 31, 2021	$	142,966

See accompanying notes to financial statements.

4

SEPULVEDA DISTRIBUTORS, LLC
Statement of Cash Flows
For the year ended December 31, 2021

Cash flow from operating activities:		
Net loss	$	(156,431)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accrued expenses paid by Parent recorded as deemed capital contributions		74,809
Decrease in prepaid expenses		8,919
Increase in accrued expenses		7,618
Net cash used in operating activities		(65,085)
Cash flow from financing activities:		
Capital contributions		65,085
Net cash provided by financing activities		65,085
Net increase in cash		—
Cash as of January 1, 2021		139,997
Cash as of December 31, 2021	$	139,997

See accompanying notes to financial statements.

5

(1) Organization and Nature of Business

Sepulveda Distributors, LLC (the "Company") is a Delaware limited liability company formed on November 15, 2012 with the U.S. Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April 29, 2014. The Company is engaged in a single line of business as a securities broker-dealer.

The Company is 100% owned by Crescent Capital Group, L.P. (the "Member"). The Member is registered as an investment adviser under the Advisers Act of 1940 as amended. On January 5, 2021, Sun Life Financial Inc. ("Sun Life") completed a 51% majority stake acquisition of the Member. The transaction did not impact the operations of the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

(b) Cash

The Company maintains its cash in a bank deposit account, which at times may exceed the federally insured limits. No losses have been experienced to date related to such account. The Company monitors the financial condition of the financial institution and does not anticipate any losses due to its exposure.

(c) Deposits

The Company maintains a FINRA Flex-Funding Account. This account is used to pay invoices and fees formerly paid through the Web CRD system and is recorded in Prepaid Expenses on the Statement of Financial Condition.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. As of December 31, 2021, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2017. The Company recognizes both accrued interest and penalties in its statement of operations, when appropriate. For the year ended December 31, 2021, no such interest or penalties have been accrued.

(f) **Prepaid Expenses**

Prepaid expenses consist of prepaid FINRA registration fees and the Flex-Funding account balance with FINRA.

(g) **Revenue Recognition**

In May 2014, the Financial Accounting Standards Board issued Accounting Standard Update 2014-09 ("ASU 2014-09"), "*Revenue from Contracts with Customers* (Topic 606)." In accordance with ASU 2014-09, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

(3) Related Party Transactions

(a) **Due to Affiliate**

Amount due to affiliate relates to monies owed to the Member for expenses paid on behalf of the Company. The Company had no liability to the Member as of December 31. 2021.

(b) **Expense Sharing Agreement**

The Company and Member entered into an expense sharing agreement under which the Member agreed to make available office space, office equipment, administrative support and personnel to the Company. The Member is solely responsible for the payment of any administrative expenses incurred and those administrative expenses are reflected in the Member's consolidated financial statements. The Company maintains a separate schedule of the allocable costs of the services.

(c) **Allocated Commissions from Member**

For the year ended December 31, 2021, the Company recorded commission expenses of $14,349,935 allocated from the Member.

(d) **Placement Agent Agreement**

The Company and Member entered into a placement agent agreement on January 1, 2020. whereas the Company assists the Member, on a best effort basis, with the solicitation of potential investors to purchase fund interests. In return for the services provided by the Company, the Company receives placement fees from the Member. For the year ended December 31, 2021, the Company recognized $14,349,935 in placement fees from the Member. The placement fees from the Member are equal to the allocated commissions.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital percentage would exceed 10 to 1). As of December 31, 2021, the Company had excess net capital of $82,272.

		December 31, 2021
Net capital as a percent of aggregate indebtedness to net capital:		60.41%
Net capital	$	87,272
Less: required net capital		(5,000)
Excess net capital	$	82,272

(5) Subsequent Events

Management has evaluated the activity of the Company through March 17, 2022, the date that the financial statements are available to be issued, and concluded that no further subsequent events have occurred that would require recognition or disclosure, except as disclosed below.

SUPPLEMENTAL SCHEDULES I TO II

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

1. Total ownership equity from Statement of Financial Condition		$	142,966
2. Deduct ownership equity not allowable for Net Capital			—
3. Total ownership equity qualified for Net Capital			142,966
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in			—
computation of net capital			
B. Other (deductions) or allowable credits (List)			—
5. Total capital and allowable subordinated liabilities		$	142,966
6. Deductions and/or charges:			
A. Total non-allowable assets from			
Statement of Financial Condition	55,694		
B. Secured demand note delinquency	—		—
C. Commodity futures contracts and spot commodities –			—
proprietary capital charges	—		
D. Other deductions and/or charges			(55,694)
7. Other additions and/or allowable credits (List)			—
8. Net capital before haircuts on securities positions			87,272
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments			—
B. Subordinated securities borrowings			—
C. Trading and investment securities:			
1. Exempted securities			—
2. Debt securities			—
3. Options			—
4. Other securities			—
D. Undue Concentration			—
E. Other (List)			—
10. Net Capital		$	87,272

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3 % of line 19)	$	3,515
12. Minimum dollar net capital requirement of reporting broker or dealer and		
minimum net capital requirement		
of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		82,272
15. Net capital less greater of 10% of line 19 or 120% of line 12		81,272

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		52,725
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value		
is paid or credited		—
C. Other unrecorded amounts (List)		—
19. Total aggregate indebtedness	$	52,725
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		60.41%
21. Percentage of debt to debt-equity total computed in accordance		
with Rule 15c3-1(d)		0.0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the company's amended unaudited FOCUS Form X-17A-5, Part IIA filing as of December 31, 2021.

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

Sepulveda Distributors, LLC (the "Company") does not and will not claim exemption under SEA Rule 15c3-3, and is relying on Footnote 74 to SEC Release 34-70073 and Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to participating in private placements of securities (excluding oil & gas offerings, and REITS) and the Company did not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles. CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of Sepulveda Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report. in which Sepulveda Distributors, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in private placement of securities (excluding oil and gas offerings, and REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 17. 2022





SEPULVEDA DISTRIBUTORS, LLC

Exemption Report

Sepulveda Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(i) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(ii) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in private placement of securities (excluding oil and gas offerings, and REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers: (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Paul Douglas, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer
March 17, 2022

PLEASE SEE NOTARY ATTACHMENT
INT

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

On *March 17* ,2022 , before me, Julio Ramirez, a Notary Public,

personally appeared  *Paul Douglas*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of State of California that the foregoing paragraph is true and correct.

JULIO RAMIREZ
COMM. #2316144
Notary Public · California
Riverside County
My Comm. Expires Jan. 2, 2024

PLACE NOTARY SEAL ABOVE

WITNESS my hand and official seal.

SIGNATURE

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of attached document

Title or type of document: *Exemption Report*

Document Date:_____ Number of Pages:_____

Signer(s) Other than Named Above:_____